VIA EDGAR SUBMISSION

March 14, 2014

Ms. Stephanie Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile Form 20-F for Fiscal Year Ended December 31, 2012 Filed April 30, 2013 File No. 001-14554

Dear Ms. Ciboroski:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2014 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.  All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F.  I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings, and I have struck through the text that will be deleted in future filings.

**********************************

Form 20-F for Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1.
We note your response to prior comments 3 and 4. You state that the current loss rates for residential mortgages considered a broad range of information derived from the history of these loans originated between 2007 and 2011. You also state that under the post-June 2011 methodology an 11% allowance is required sooner; whereas, a lower allowance, 1.2% or 2.5%, would have been recorded under the prior methodology at 90 days past due. Please address the following:

•	Confirm that the seven risk profiles and related loss rates included in the response to comment 3 are the ones used in 2012 to calculate the allowance.

•
Your response states that the loan history used is based on loan origination. Explain why the data is based on the loan origination date and does not include loan history for all loans outstanding during the five year period.

•	Tell us why you used three years of loan history for the renegotiated loans that were less than 90 days past due at renegotiation instead of five years like all other loss rates.

•	Confirm you update the loan history used in calculating the allowance percentages and tell us the loan history period used to calculate the allowance percentages at December 31, 2013.

Response

We acknowledge the Staff and following are our answers to your questions:

•	We confirm that the seven risk profiles and related loss rates included in the response to comment 3 are the ones used in 2012 to calculate the allowance.

•	We would like to clarify and correct our prior response, as the loan history used considers all loans outstanding during the five year period.

•
We used three years of loan history for renegotiated loans that were less than 90 days past due at renegotiation because we did not have experience with renegotiated mortgage loans from earlier dates, so no more information was available at that time.   Loan history for renegotiated mortgage loans will increase to five years like all the other loss rates as we accumulate experience.

•	We confirm that we updated the loan history used in calculating the allowances percentages in 2013. The loan history periods used were as follows:

o	For non-renegotiated customers we used the loan history from January 2007 up until March 2012.

o	For renegotiated customers we used the loan history from January 2010 up until March 2013.

Management’s Report on Internal Control Over Financial Reporting, page 183

2.	We note on page 184 that management concluded that your internal control over financial reporting and disclosure controls and procedures were effective as of

December 31, 2012. However, we note from your response filed February 3, 2014 the following:

•	It appears that our comment 5 on December 27, 2013 identified the fact that your allowance methodology for C and D risk rated loans was not in compliance with IFRS.

•	Your response to comment 3 clarified that the allowance table presented on page 111 did not reflect the risk profiles and loss rates utilized in your current residential loans allowance methodology.

•
In response to comment 7 you state that some of the disclosure on page F-56 did not appropriately and adequately describe your situation with respect to hedging and you included cash flows unrelated to hedging so these items will be deleted in future filings.

•
Your disclosure on page F-101 indicated that your subsidiary, Santander Asset Management S.A. Administradora General de Fondos, guaranteed certain returns on your mutual funds; however, your response to comment 8 states no return is guaranteed and in some cases there is not a guarantee but just an indemnification agreement related to the administration of the fund.

Please tell us how you considered the identification and correction of the matters noted above in your evaluations of disclosure controls and procedures and internal controls over financial reporting as of December 31, 2012.

Response

We acknowledge the Staff’s comments and we have considered the identification and correction of the matters noted above in our evaluation of disclosures controls and procedures and internal controls over financial reporting as of December 31, 2012.    After incorporating the above deficiencies in our evaluation of deficiencies as of December 31, 2012, and having considered them individually and in the aggregate, we have concluded that none of them individually or in the aggregate, represents a material weakness as of December 31, 2012.

Consolidated Financial Statements, page F-1

Note 24 - Contingencies and Commitments, page F-100

Santander Asset Management S.A. …… Fondos, page F-101

3.
We note your response to prior comment 8 where you state that you have concluded that neither the subsidiary nor the Bank is exposed to any variable returns from the three guaranteed mutual funds, and thus you have not consolidated the funds in your financial statements. Please respond to the following:

•	Clarify when the guarantee is applicable and whether you have ever incurred a loss as a result of the guarantee.

•	Tell us the dollar value of the assets held in these three guaranteed mutual funds as of December 31, 2013, 2012 and 2011.

•
Revise your disclosure to more clearly clarify the difference, and related dollar values, of the guarantees for “creating mutual funds” and the guarantees for a guaranteed return on certain mutual funds, as described on page F-101.

Response

We acknowledge the Staff’s comment and following are our responses:

•
The guarantee is applicable at 60 days after the fund is open for investment for certain funds which adopt the guarantee as a marketing strategy. The guarantee remains in force only for those investors who hold their investments in the funds for the entire 36-month duration and only on the amount of each investor’s initial investment.  Neither the Subsidiary nor the Bank has ever incurred a loss as a result of the guarantee of this type of funds.  No guarantee of this nature is entered into with respect to other funds offered by Santander Asset Management S.A. Administradora General de Fondos.

•
The dollar value of the assets in the funds were US$8,692,946 and US$12,993,889 as of December 31, 2012, and 2011.  Santander Assets Management S.A. Administradora General de Fondos, was sold with no recourse to the seller during 2013, and accordingly the dollar value of the assets of the fund with respect to Banco Santander Chile was zero as of December 31, 2013.

The following table shows the notional amounts of the statutory guarantees for creating mutual funds (contracted-for indemnification) and for guaranteed principal protection mutual funds:

	2013(1)	2012	2011
	US$	US$	US$

Santander Asset Management S.A. Contracted–for indemnification (2)		78,426,901	65,847,840
Santander Asset Management S.A. guarantee on initial investment in certain mutual funds		7,677,181	12,987,621

(1)
Santander Assets Management S.A. Administradora General de Fondos, was soldwith no recourse to the seller during 2013, and accordingly, the dollar value of the assets of the fund with respect to Banco Santander Chile was zero at December 31, 2013.   The funds were not consolidated in these financial statements as of December 31, 2012 or 2011 nor were their results consolidated for the years ended December 31, 2012 or 2011.  The net income for the years ended December 31, 2012 and 2011 were Ch$202 million and Ch$129 million, respectively.

(2)
The Bank enters into a contract for indemnification for all of its managed funds in the amounts noted in the table above against fraud, embezzlement, and other force majeure events, etc. (according to Law 18,045)

 Additionally, Santander Asset Management S.A. Administradora General de Fondos contracts a surety bond against performance (covering any loss on the initial investments of the investors) with a third party for the duration of all funds.  The warrantied  amounts as of December 31, 2012 and 2011 were US$20,751,851 and US$19,096,762 , respectively  such bond being taken out based on the Bank´s estimate of the amounts to be covered.

•	Our revised disclosure in our 2013 20-F will include the table and related footnotes and text following the table presented in the second bullet point above, with figures in millions of Chilean pesos.

4.
We note your response to prior comment 9 and your proposed line item titled “Charge-offs individually significant loans and additional provisions established for loans collectively evaluated for impairment.” It is not clear why the additional provisions recorded after a charge-off to replenish the allowance on the remaining loan portfolio would be included in the charge-off line item. Please clarify this line item in your future filings and provide us with the proposed disclosure.

Response

We acknowledge the Staff’s comment and in future filings, any provisions established (including those established to replenish the allowance on the remaining loan portfolio for loans collectively evaluated for impairment), will be included in the “Provisions established” line item in the provision rollforward tables.

In future filings, we will clarify in our “Significant Accounting Policies” our policy as follows:

In accordance with our  charge- off policy described in iii. below, we may subsequently recover a portion of the amount charged  off (at 100%).  The allowance for loan losses on our collectively evaluated loans incorporates an expected recovery rate based on historical information.  At the time we charge-off  the carrying amount of any loans which have been collectively evaluated for impairment, the allowance for loan losses on collectively evaluated loans is replenished to reflect incurred losses based on statistical models developed in compliance with IAS 39 on the remaining pool of loans.  The amounts required for replenishment are recorded in the financial statements as “Provision established”.   When a charge off line item within the financial statements also includes charge-offs on collectively impaired loans,  the line item is titled “Charge-offs of individually significant loans and/or  collectively evaluated loans”.

In future filings, we will make the following changes to Note 32, Provision for Loan Losses:

NOTE 32
PROVISION FOR LOAN LOSSES

a)       The 2012, 2011 and 2010 activity for provisions for loan losses recorded in the Consolidated Statement of Income is as follows:

		Loans and accounts receivable from customers						Total
As of December 31, 2012	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-offs of individually significant loans	-	(5,470)				~~-~~	~~-~~	(5,470)
Provisions established	(548)	(83,742)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(521,020)
Total provisions and charge-offs	(548)	(89,212)	(83,181)	(25,314)	(318,565)	(5,036)	(4,634)	(526,490)
Provisions released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	(148)	(66,505)	(59,853)	(15,560)	(258,079)	(3,019)	(528)	(403,692)

		~~Loans and accounts receivable from customers~~						~~Total~~
~~As of December 31, 2012~~	~~Interbank loans Individual~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~	~~Contingent loans~~
		~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Individual~~	~~Group~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans, net of provisions~~	~~-~~	~~(5,470)~~	~~(51,409)~~	~~(14,573)~~	~~(78,958)~~	~~-~~	~~-~~	~~(150,410)~~
~~Provisions established~~	~~(548)~~	~~(83,742)~~	~~(31,772)~~	~~(10,741)~~	~~(239,607)~~	~~(5,036)~~	~~(4,634)~~	~~(376,080)~~
~~Total provisions and charge-offs~~	~~(548)~~	~~(89,212)~~	~~(83,181)~~	~~(25,314)~~	~~(318,565)~~	~~(5,036)~~	~~(4,634)~~	~~(526,490)~~
~~Provisions released~~	~~400~~	~~20,716~~	~~16,624~~	~~7,449~~	~~38,471~~	~~2,017~~	~~4,106~~	~~89,783~~
~~Recovery of loans previously charged off~~	~~-~~	~~1,991~~	~~6,704~~	~~2,305~~	~~22,015~~	~~-~~	~~-~~	~~33,015~~
~~Net charge to income~~	~~(148)~~	~~(66,505)~~	~~(59,853)~~	~~(15,560)~~	~~(258,079)~~	~~(3,019)~~	~~(528)~~	~~(403,692)~~

~~Charged-off loans, net of provisions~~

~~Loans and accounts receivable from customers~~
~~As of December 31, 2012~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~
	~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Total~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans~~	~~26,481~~	~~67,734~~	~~17,508~~	~~259,857~~	~~371,580~~
~~Provisions used~~	~~(21,011)~~	~~(16,325)~~	~~(2,935)~~	~~(180,899)~~	~~(221,170)~~
~~Charged-off loans, net of provisions~~	~~5,470~~	~~51,409~~	~~14,573~~	~~78,958~~	~~150,410~~

		Loans and accounts receivable from customers						Total
As of December 31, 2011	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-offs of individually significant loans	-	(8,141)				-	-	(8,141)
Provisions established	(464)	(72,927)	(104,928)	(38,723)	(230,586)	(807)	(3,960)	(452,395)
Total provisions and charge-offs	(464)	(81,068)	(104,928)	(38,723)	(230,586)	(807)	(3,960)	(460,536)
Provisions released	507	41,741	26,582	7,645	25,185	2,818	4,096	108,574
Recovery of loans previously charged off (*)	-		7,216	16,135	12,474	-	-	35,825
Net charge to income	43	(39,327)	(71,130)	(14,943)	(192,927)	2,011	136	(316,137)

		~~Loans and accounts receivable from customers~~						~~Total~~
~~As of December 31, 2011~~	~~Interbank loans Individual~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~	~~Contingent loans~~
		~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Individual~~	~~Group~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans, net of provisions~~	~~-~~	~~(8,141)~~	 ~~(32,327)~~	 ~~(11,317)~~	~~(46,098)~~	~~-~~	~~-~~	~~(97,883)~~
~~Provisions established~~	~~(464)~~	~~(72,927)~~	~~(72,601)~~	~~(27,406)~~	~~(184,488)~~	~~(807)~~	~~(3,960)~~	~~(362,653)~~
~~Total provisions and charge-offs~~	~~(464)~~	~~(81,068)~~	~~(104,928)~~	~~(38,723)~~	~~(230,586)~~	~~(807)~~	~~(3,960)~~	~~(460,536)~~
~~Provisions released~~	~~507~~	~~41,741~~	~~26,582~~	~~7,645~~	~~25,185~~	~~2,818~~	~~4,096~~	~~108,574~~
~~Recovery of loans previously charged off (*)~~	~~-~~		~~7,216~~	~~16,135~~	~~12,474~~	~~-~~	~~-~~	~~35,825~~
~~Net charge to income~~	~~43~~	~~(39,327)~~	~~(71,130)~~	~~(14,943)~~	~~(192,927)~~	~~2,011~~	~~136~~	~~(316,137)~~

(*) During the last quarter, the Ministry for Housing and Urban Development (MINVU) made payments to pay charge-off mortgage loans belonging to the National Association of Saving and Loans (ANAP) for Ch$ 14,390 million.

~~Charged-off loans, net of provisions~~
~~Loans and accounts receivable from customers~~
~~As of December 31, 2011~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~
	~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Total~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans~~	~~23,200~~	~~67,173~~	~~12,777~~	~~187,938~~	~~291,088~~
~~Provisions used~~	~~(15,059)~~	~~(34,846)~~	~~(1,460)~~	~~(141,840)~~	~~(193,205)~~
~~Charged-off loans, net of provisions~~ Charge-offs of individually significant loans and additional provisions established for loans collectively evaluated for impairment	~~8,141~~	~~32,327~~	~~11,317~~	~~46,098~~	~~97,883~~

		Loans and accounts receivable from customers						Total
As of December 31, 2010	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of individually significant loans	-	(4,071)				-	-	(4,071)
Provisions established	(131)	(37,561)	(64,749)	(16,300)	(187,740)	(3,416)	(298)	(310,195)
Total provisions and charge-offs	(131)	(41,632)	(64,749)	(16,300)	(187,740)	(3,416)	(298)	(314,266)
Provisions released	119	10,828	8,683	952	7,135	1,936	219	29,872
Recovery of loans previously charged off	-		6,994	1,389	22,096	-	-	30,479
Net charge to income	(12)	(30,804)	(49,072)	(13,959)	(158,509)	(1,480)	(79)	(253,915)

		~~Loans and accounts receivable from customers~~						~~Total~~
~~As of December 31, 2010~~	~~Interbank loans Individual~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~	~~Contingent loans~~
		~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Individual~~	~~Group~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans, net of provisions~~	~~-~~	~~(4,071)~~	~~(20,122)~~	~~(8,995)~~	~~(55,767)~~	~~-~~	~~-~~	~~(88,955)~~
~~Provisions established~~	~~(131)~~	~~(37,561)~~	~~(44,627)~~	~~(7,305)~~	~~(131,973)~~	~~(3,416)~~	~~(298)~~	~~(225,311)~~
~~Total provisions and charge-offs~~	~~(131)~~	~~(41,632)~~	~~(64,749)~~	~~(16,300)~~	~~(187,740)~~	~~(3,416)~~	~~(298)~~	~~(314,266)~~
~~Provisions released~~	~~119~~	~~10,828~~	~~8,683~~	~~952~~	~~7,135~~	~~1,936~~	~~219~~	~~29,872~~
~~Recovery of loans previously charged off~~	~~-~~		~~6,994~~	~~1,389~~	~~22,096~~	~~-~~	~~-~~	~~30,479~~
~~Net charge to income~~	~~(12)~~	~~(30,804)~~	~~(49,072)~~	~~(13,959)~~	~~(158,509)~~	~~(1,480)~~	~~(79)~~	~~(253,915)~~

~~Charged-off loans, net of provisions:~~

~~Loans and accounts receivable from customers~~
~~As of December 31, 2010~~	~~Commercial loans~~		~~Mortgage loans~~	~~Consumer loans~~
	~~Individual~~	~~Group~~	~~Group~~	~~Group~~	~~Total~~
	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~	~~MCh$~~
~~Charged-off loans~~	~~12,541~~	~~58,266~~	~~14,550~~	~~121,558~~	~~207,316~~
~~Provisions used~~	~~(8,470)~~	~~(38,144)~~	~~(5,555)~~	~~(65,791)~~	~~(117,960)~~
~~Charged-off loans, net of provisions~~	~~4,071~~	~~20,122~~	~~8,995~~	~~55,767~~	~~88,955~~

Charge offs of individually significant loans

The detail is as follows:

	2012	2011	2010
	MCh$	MCh$	MCh$

Charge-off of loans	26,481	23,200	12,541
Provision applied	(21,011)	(15,059)	(8,470)
Net charge offs of individually significant loans	5,470	8,141	4,071

5.      We note your response to prior comment 10.  Please respond to the following:

•
Please clarify which example in paragraph B52 of IFRS 2 is applicable to your stock performance plan and how you account for these under IFRS 2 (i.e. equity-settled share-based payments or cash-settled share-based payments.  If cash-settled tell us how you remeasure the fair value of the liability each reporting period (e.g. Monte Carlo model).

•	Tell us the offsetting journal entry you record when you recognize compensation expense for this plan.

•	Tell us how you determine the amount of the cash obligation you have to Banco Santander S.A. (Spain) for the awards that vest and tell us the journal entry you record for this transaction.

Response

We acknowledge the Staff comments and following are our responses:

•
Our stock performance plan corresponds to the example in letter b) of paragraph B52 of IFRS 2 (cash-settled share-based payment).    The fair value at grant date is determined using a Monte Carlo model which represents the basis of the payment amount, and is recorded on a straight-line basis over the life of the plan.  IFRS 2 would require that the fair value of the liability be remeasured at the end of each reporting period and that  fair value changes attributable to rendered services to date be reflected  in the statement of income.

The total expense recorded by the Bank in connection with this plan was Ch$2,261 million, Ch$1,747 million and Ch$684 million, in 2011, 2012 and 2013, respectively. Given the immateriality of any changes to the fair value of the liability over the 3-year life of the plan, the fair value was not remeasured (the plan was terminated during 2013).

•	As a cash-settled share-based payment award, the offset of the journal entry to record the compensation expense is a liability for share-based payment awards.

•
The Bank has an agreement with its parent under which the Bank pays the parent for the equity instruments granted to its employees.  The cash obligation is determined at the grant date in an amount equal to the fair value of the liability with employees at that date (see response to bullet one).  The Bank receives invoices from the parent on a bi-annual basis.  Therefore, at the end of each six-month period, the liability recorded is reversed  by the payment to the parent.

•	The journal entries are as follows:

o	Invoice received from Santander Spain for a fixed amount calculated at the beginning of the plan:

Debit Personnel Expense

Credit Account payable to Santander Spain

Represents the debit and credit on a monthly basis being 1/36th of above-mentioned fixed amount.

o	Issue payment to Santander Spain against the invoice received on a semi-annual basis:

Debit Account Payable to Santander Spain

Credit Cash & Banks

Represents the debit and credit on a semi-annual basis to relieve 6/36th of the liability through payment of the associated invoice from Santander Spain

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 647 6460.

Very truly yours,

/s/ Miguel Mata
Name:	Miguel Mata
Title:	Chief Financial Officer

cc: Roberto Moreno Heimlich